UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 16, 2025, the Company issued a press release titled, “HUB Cyber Security Appoints Former PayPal and American Express Executive Paul Parisi as its Global Chief Revenue Officer”. On June 18, 2025, the Company issued a press release titled, “HUB Cyber Security Secures Estimated $25M Annual Recurring Revenue from Perpetual KYC Contract Supporting Strategic Crypto Merger”. Copies of these press releases are attached to this Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: June 18, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “HUB Cyber Security Appoints Former PayPal and American Express Executive Paul Parisi as its Global Chief Revenue Officer”, dated June 16, 2025.
99.2	HUB Cyber Security (NASDAQ: HUBC) Secures Estimated $25M Annual Recurring Revenue from Perpetual KYC Contract Supporting Strategic Crypto Merger, dated June 18, 2025

3